                                    SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                        REGISTRATION STATEMENT TO

                                                 FORM S-6

                                FOR REGISTRATION UNDER THE SECURITIES ACT
                                 OF 1933 OF SECURITIES OF UNIT INVESTMENT
                                     TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:  IDS Life of New York Account 8

B.       Name of depositor:    IDS LIFE INSURANCE COMPANY OF NEW YORK

C.       Complete address of depositor's principal executive offices:

         20 Madison Avenue Ext. Albany, NY  12203

D.       Name and complete address of agent for service:

                                         Mary Ellyn Minenko, Esq.
                                        IDS Life Insurance Company
                                               IDS Tower 10
                                    Minneapolis, Minnesota 55440-0010

E.       Title and amount of securities being registered:

               Flexible Premium Survivorship Variable Life Insurance Policy

F. Proposed maximum aggregate offering price to the public of the securities being registered:

         Registration of Indefinite Amount of Securities Pursuant to Rule 24f-2 under the Investment Company Act of 1940.

G.       Amount of filing fee:  N/A

H.       Approximate date of proposed public offering: as soon as practicable

       It is proposed that this filing will become effective (check appropriate box):

         immediately upon filing pursuant to paragraph (b) on (date) pursuant to paragraph (b)
         60 days after  filing  pursuant to  paragraph  (a)(1)
         on (date) pursuant to paragraph (a)(1) of Rule 485

this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                    CROSS REFERENCE TO ITEMS REQUIRED
                                              BY FORM N-8B-2

N-8B-2 Item                         Caption in Prospectus

1                                   Cover Page; The variable account
2                                   IDS Life of New York
3                                   Not applicable
4                                   Distribution of the policy
5                                   The variable account
6                                   The variable account
7                                   Not applicable
8                                   Annual financial information
9                                   Legal proceedings
10                                  Surrender charge; Total surrenders;  Partial
                                    surrenders;  Taxation  of  policy  proceeds;
                                    Reinstatement;  Transfers  between the fixed
                                    account  and the  subaccounts;  Keeping  the
                                    policy  in  force;   Grace  period;   Voting
                                    rights; Substitution of investments; Payment
                                    of premiums;  The fixed account;  Allocation
                                    of  premiums;  Transfers  between  the fixed
                                    account  and  the   subaccounts;   Right  to
                                    examine policy
11                                  The fund
12                                  The fund; Cover page
13                                  Loads, fees, and charges; Keeping the policy
                                    in force
14                                  Purchasing your policy; Application
15                                  Premiums; Payment of premiums; Transfers
                                    between the fixed account
                                    and the subaccounts; The fund
16                                  Premiums; Payment of premiums; Transfers
                                    between the fixed account and the
                                    subaccounts; The fund
17                                  Two ways to request a transfer, loan or
                                    surrender; Policy surrenders
18                                  The fund
19                                  Reports
20                                  Not applicable
21                                  Policy loans; fixed account and subaccounts;
                                    Two ways to request a transfer, loan or
                                    surrender
22                                  Not applicable
23                                  Management of IDS Life of New York
24                                  Policy value; Proceeds payable upon death;
                                    Payment of policy proceeds
25                                  IDS Life of New York
26                                  Annual financial information
27                                  IDS Life of New York
28                                  Management of IDS Life of New York
29                                  Ownership
30                                  Not applicable
31                                  Not applicable
32                                  Not applicable
33                                  Not applicable
34                                  Not applicable
35                                  IDS Life of New York

36                                  Not applicable
37                                  Not applicable
38                                  Distribution of the policy
39                                  IDS Life of New York; Distribution of the
                                    policy
40                                  Annual financial information
41                                  Distribution of the policy; IDS Life of
                                    New York
42                                  Management of IDS Life of New York
43                                  Not applicable
44                                  Premiums; Transfers between the fixed
                                    account and subaccounts;
                                    Subaccount values
45                                  Not applicable
46                                  Subaccount values
47                                  Relationship between portfolios and
                                    subaccounts
48                                  IDS Life of New York
49                                  Not applicable
50                                  Not applicable
51                                  The variable account
52                                  Substitution of investments
53                                  IDS Life of New York's tax status
54                                  Not applicable
55                                  Policy illustrations
56                                  Not applicable
57                                  Not applicable
58                                  Not applicable
59                                  Annual financial information

Flexible Premium Survivorship Variable Life Insurance Policy


Prospectus __________, 1997


The Flexible Premium Survivorship Variable Life Insurance Policy described in this prospectus is designed to provide life insurance coverage on two insureds, with a death benefit payable when the last surviving insured dies while the policy is in force. The policy is intended to qualify as a life insurance policy under Sections 72, 101 and 7702 of the Internal Revenue Code.


You may allocate policy value to one or more of eight subaccounts of IDS Life of New York Account 8. The subaccounts invest in the portfolios of IDS Life Series
Fund: Equity, Income, Money Market, Managed, Government Securities and International Equity. One subaccount invests in the AIM V.I. Growth and Income Fund. One subaccount invests in Putnam VT New Opportunities Fund. Policy values increase and decrease with investment experience and reflect certain deductions and charges. There is no guaranteed minimum policy value with respect to the subaccounts and you bear the entire investment risk. You may also allocate policy value to the fixed account which earns at least a guaranteed minimum interest rate. The fixed account is the general investment account of IDS Life Insurance Company of New York (IDS Life of New York).


You may withdraw a portion of the policy's cash surrender value after the first policy year or surrender it in full at any time for its cash surrender value. Surrender charges are described under "Loads, fees and charges." You may also take out policy loans.


The frequency and amount of premium payments are flexible, subject to certain restrictions and conditions. Payment of the scheduled premium will not necessarily keep a policy from lapsing if the cash surrender value is less than the amount needed to pay the monthly deduction. (See "Loads, fees and charges.") However, a policy will not lapse if the premiums needed to keep the death benefit guarantee to age 100 (DBG-100) or the minimum initial premium period in effect, are paid.


This prospectus contains detailed information about these and other policy features, including certain restrictions and limitations that apply. As in the case of other life insurance policies, it may not be advantageous to purchase flexible premium survivorship variable life insurance as a replacement for, or in addition to an existing flexible premium variable or other life insurance policy.

IDS Life of New York Account 8
Flexible Premium Survivorship Variable Life Insurance Policy

Issued and sold by: IDS Life Insurance Company of New York, 20 Madison Avenue Extension, Albany, New York 12203. Telephone: (518) 869-8613, (800) 541-2251


This prospectus is valid only when accompanied or preceded by the prospectuses of the IDS Life Series Fund, Inc., AIM Variable Insurance Funds, Inc. and the Putnam Variable Trust. All prospectuses should be retained for future reference.

These securities have not been approved or disapproved by the securities and exchange commission or any state securities commission, nor has the securities and exchange or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


IDS LIFE OF NEW YORK IS NOT A BANK OR FINANCIAL INSTITUTION AND THE SECURITIES IT OFFERS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK OR FINANCIAL INSTITUTION NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. INVESTMENTS IN THIS POLICY INVOLVE INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

Table of contents


Key terms
The policy in brief
The variable account
The funds
    IDS Life Series Fund - Equity Portfolio
    IDS Life Series Fund - Income Portfolio
    IDS Life Series Fund - Money Market Portfolio
    IDS Life Series Fund - Managed Portfolio
    IDS Life Series Fund - Government Securities Portfolio
    IDS Life Series Fund - International Equity Portfolio
    AIM V.I. Growth and Income Fund
    Putnam VT New Opportunities Fund
    Fund objectives
    Relationship between funds and subaccounts
Rates of return of the funds and subaccounts
The fixed account
Purchasing your policy
     Application
     Right to examine policy
     Premiums
Keeping the policy in force
        Death benefit guarantee to age 100
        Minimum initial premium period
        Grace period
        Reinstatement
Loads, fees and charges
     Premium expense charge
     Monthly deduction
     Surrender charge
     Partial surrender fee
     Mortality and expense risk charge
        Fund expenses
Policy value
     Fixed account value
     Subaccount values
Proceeds payable upon death
  Change in death benefit option
  Changes in specified amount
  Misstatement of age or sex
  Suicide
  Beneficiary
Transfers  between the fixed  account and  subaccounts
  Fixed  account  transfer policies
  Minimum  transfer amounts
  Maximum transfer amounts
  Maximum number of  transfers  per year
  Two ways to request a transfer,  loan or  surrender
  Automated transfers
  Automated dollar-cost averaging

Policy loans
Policy surrenders
     Total surrenders
     Partial surrenders
     Allocation of partial surrenders
     Effects of partial surrenders
     Taxes
Optional insurance benefits
     Four-Year Term Insurance Rider
     Policy Split Option Rider
Payment of policy proceeds
Federal taxes
     IDS Life of New York's  tax status
     Taxation  of policy  proceeds
     Modified endowment contracts
     Other tax considerations
IDS Life of New York
     Ownership
     State regulation
     Distribution of the policy
     Legal proceedings
     Experts
Management of IDS Life of New York
     A I M Advisors, Inc. and Putnam Investment Management, Inc.
     Other information
     Substitution of investments
     Voting rights
     Reports
Policy illustrations

Key terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts. It is a measure of the net investment results of each of the subaccounts.

Attained insurance age: Each insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.


Cash surrender value: Proceeds received if the policy is surrendered in full, or the amount payable on the youngest insured's attained insurance age 100. The cash surrender value equals the policy value minus indebtedness, minus any applicable surrender charges.


Code: The Internal Revenue Code of 1986, as amended.


Close of business: Closing time of the New York Stock Exchange, normally 4 p.m., Eastern time.


Death benefit guarantee to age 100 (DBG-100): A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 100. This feature is in effect if you meet certain premium payment requirements.

Death benefit guarantee to age 100 (DBG-100) premium: The premium required to keep the DBG-100 in effect. The DBG-100 premium is shown in your policy. It depends on each insured's sex, insurance age, risk classification, optional insurance benefits added by rider and the initial specified amount.


Fixed account: The general investment account of IDS Life of New York. The fixed account is made up of all of IDS Life of New York's assets other than those held in any separate account.


Fixed account value: The portion of the policy value that is allocated to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. You may allocate your premiums into variable subaccounts investing in shares of any or all of these funds. The following funds are available:

o Under the IDS Life Series Fund, Inc. - Equity Portfolio, Income Portfolio, Money Market Portfolio, Managed Portfolio, Government Securities Portfolio and International Equity Portfolio;

o       Under the AIM Variable Insurance Funds, Inc. - AIM V.I. Growth and
        Income Fund;

o       Under the Putnam Variable Trust - Putnam VT New Opportunities Fund.

IDS Life of New York: In this prospectus, "we," "us," "our" and "IDS Life of New York" refer to IDS Life Insurance Company of New York.


Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: Each insured's age based upon his or her last birthday on the date of the application.

Insureds: The persons whose lives are insured by the policy.

Minimum initial premium period: A period of time during the early years of the policy when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which cost of insurance rates are applied in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

Owner: The entity(ies) to which, or individual(s) to whom, the policy is issued, or to whom ownership is subsequently transferred. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date the policy is issued and from which policy anniversaries, policy years and policy months are determined.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:


    o Upon death of the last surviving insured prior to the youngest insured's attained insurance age 100, proceeds will be the death benefit in effect as of the date of that insured's death, minus any indebtedness.


    o Upon the youngest insured's attained insurance age 100, proceeds will be the cash surrender value.

    o On surrender of the policy the proceeds will be the cash surrender value.

Risk classification: A group of insureds that IDS Life of New York expects will have similar mortality experience.


Scheduled premium: A premium, selected by the owner at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount used to determine the death benefit and the proceeds payable upon death of the last surviving insured prior to the youngest insured's attained insurance age 100. The initial specified amount is shown in your policy.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A contingent deferred issue and administration expense charge assessed against the policy value at the time of surrender during the first 15 years of the policy.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.


Variable account: IDS Life Variable Life of New York Account 8 consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.


Variable account value: The sum of the values that are allocated to the subaccounts of the variable account.

The policy in brief

The Flexible Premium Survivorship Variable Life Insurance Policy (the policy) is designed to provide insurance protection on two insureds and to build policy value. The policy provides a death benefit that is payable to the beneficiary upon the last surviving insured's death. The policy allows you, as the owner, to allocate your net premiums or transfer policy value, to:

The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of eight of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p. )


The fixed account, which earns interest at rates that are adjusted periodically by IDS Life of New York. This rate will never be lower than 4%. (p. )


The funds: Six subaccounts of the variable account invest in IDS Life Series Fund, Inc. which includes Equity, Income, Money Market, Managed, Government Securities and

International  Equity  Portfolios.   One  subaccount  invests  in  AIM  Variable
Insurance Funds, Inc. - AIM V.I. Growth and Income Fund. One subaccount invests in Putnam Variable Trust - Putnam VT New Opportunities Fund.(p. )


Purchasing your policy: To apply, send a completed application and premium payment to IDS Life of New York's home office. For your application to be accepted, you will need to provide medical and other evidence that the persons you propose to insure meet the requirements of our underwriting rules. (p. )


Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period. (p. )


Premiums: In applying for your policy, you state how much you intend to pay and whether you will pay quarterly, semiannually or annually. You may make additional unscheduled premium payments subject to certain limits. No premium payments can be made on or after the youngest insured's attained insurance age
100. We may refuse premiums in order to comply with the Code. (p. )


DBG-100: A feature of the policy guaranteeing that the policy will not lapse before the youngest insured's attained insurance age 100. This feature is in effect if you meet certain premium payment requirements. (p. )

Minimum initial premium period: A period of time during the early years of the policy when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements. (p. )


Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction, and neither the DBG-100 nor the minimum initial premium period is in effect, you will have 61 days to pay the premium needed so that the next three monthly deductions can be paid. If you don't, the policy will lapse. (p. )

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life of New York and the payment of a sufficient premium. The DBG-100 can not be reinstated. (p. )

Loads, fees and charges: Your policy is subject to the following charges, which compensate IDS Life of New York for administering and distributing the policy as well as paying policy benefits and assuming related risks:


o Premium expense charge -- charge deducted from each premium payment to cover some distribution expenses, state and local premium taxes and federal taxes. (p. )
o Monthly deduction -- charged against the value of your policy each month (prior to the youngest insured's attained insurance age 100), covering the cost of insurance, cost of issuing the policy, certain administrative expenses and optional insurance benefits. (p. )

o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 15 years. The surrender charge is a deferred charge for costs of issuing the policy. It is based on the initial specified amount. (p. )

o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less. (p. )

o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts. (p. )


o Fund expenses -- applies only to the funds. The investment management fee equals, on an annual basis, 0.5% of the average daily net assets of the IDS Life Series Fund - Money Market Portfolio; 0.95% of IDS Life Series Fund - International Equity Portfolio; 0.63% of the daily net assets of Putnam VT New Opportunities Fund; 0.65% of the daily net assets of the AIM V.I. Growth and Income Fund, and 0.7% of the average daily net assets of the IDS Life Series Fund - Equity, Income, Managed and Government Securities Portfolio. Each fund also pays taxes, brokerage commissions and nonadvisory expenses. IDS Life
Insurance Company (IDS Life) has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each IDS Life Series Fund Portfolio for these nonadvisory expenses. (p. )


Proceeds payable upon death: Prior to the youngest insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, less outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so will generally affect policy charges.


On the youngest insured's attained insurance age 100, the proceeds payable will be the cash surrender value. (p. )


Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We reserve the right to limit transfers to no more than five transfers per year by phone or mail. You can also arrange for automated transfers on a monthly, quarterly, semiannual or annual basis. (p. )

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may also have tax consequences if your policy lapses or you surrender it. (p. )

Policy surrenders: You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p. )

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. (p. )


Payment of policy proceeds: Proceeds will be paid when you surrender the policy; the last surviving insured dies; or upon the youngest insured's attained insurance age 100. You or the beneficiary may choose whether payment is to be made in a lump sum or under one or more of certain options. (p. )


Federal taxes: The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid on the youngest insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds received through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and may also be subject to an additional 10% IRS penalty tax if you are younger than 59 1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p. )

The variable account

You can direct your premiums to any or all of eight subaccounts of the variable account. These subaccounts invest in the following funds:


Subaccount                           invests exclusively in shares of
Equity                        IDS Life Series Fund - Equity Portfolio
Income                        IDS Life Series Fund - Income Portfolio
Money Market                  IDS Life Series Fund - Money Market Portfolio
Managed                       IDS Life Series Fund - Managed Portfolio
Government Securities         IDS Life Series Fund - Government Securities
                                Portfolio
International Equity          IDS Life Series Fund - International Equity
                                Portfolio
YGI                           AIM V.I. Growth and Income Fund
YNO                           Putnam VT New Opportunities Fund

The variable account was established on Sept. 12, 1985, under New York law and is registered as a single unit investment trust under the Investment Company Act of 1940. Such registration does not involve any SEC supervision of the account's management or investment practices or policies. International Equity Subaccount was added to the variable account on Oct. 28, 1994. YGI and YNO subaccounts were added to the variable account on Nov. 22, 1996.

The variable account meets the definition of a "separate account" under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. No subaccount will be charged with liabilities of any other subaccount or of any other business conducted by IDS Life of New York. The variable account's net assets are held in relation to the policies described in this prospectus as well as other variable life insurance policies that we issue that are not described in this prospectus.

At all times, IDS Life of New York will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all contracts participating in the subaccount.

The funds

IDS Life Series Fund, Inc., a Minnesota corporation, is a diversified, open-end management investment company incorporated on May 8, 1985. The International Equity portfolio was added to the fund on October 28, 1994. IDS Life Series Fund currently consists of six portfolios:


IDS Life Series Fund - Equity Portfolio

Objective: capital appreciation. Invests primarily in common stocks and other securities convertible into common stock.

IDS Life Series Fund - Income Portfolio

Objective: to maximize current income while attempting to conserve the value of the investment and to continue the high level of income for the longest period of time. At least 50% of net assets will normally be invested in high-quality, lower-risk corporate bonds, unrated corporate bonds believed to have the same investment qualities and government bonds. Other investments may include lower-rated corporate bonds, bonds and common stocks sold together as a unit, preferred stock and foreign securities.

IDS Life Series Fund - Money Market Portfolio

Objective: to provide maximum current income consistent with liquidity and conservation of capital. Invests in relatively short-term money market securities, such as marketable debt securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, bank certificates of deposit, bankers' acceptances, letters of credit and high-grade commercial paper.

IDS Life Series Fund - Managed Portfolio

Objective: to maximize total investment return through a combination of capital appreciation and current income. If the investment manager believes the stock market will be moving higher, it can emphasize stocks that offer potential for appreciation. At other times, the manager may increase the portfolio's holdings in bonds and money-market securities providing high current income.

IDS Life Series Fund - Government Securities Portfolio

Objective: to provide a high current return and safety of principal. Invests primarily in debt obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities.

IDS Life Series Fund - International Equity Portfolio

Objective: capital appreciation. Invests primarily in common stocks of foreign issuers and foreign securities convertible into common stock. Other investments may include certain international bonds if the portfolio manager believes they have greater potential for capital appreciation than equities.

AIM Variable Insurance Funds, Inc., a Maryland corporation, is an open-end, series, management investment company incorporated on January 22, 1993. The variable account invests in the following fund:

AIM V.I. Growth and Income Fund

Objective: to seek growth of capital with current income as a secondary objective. The Fund seeks to achieve its objective by generally investing at least 65% of its net assets in stocks of companies believed by management to have the potential for above average growth in revenues and earnings.

Putnam Variable Trust is a Massachusetts business trust organized on September 24, 1987. The variable account invests in the following fund:

Putnam VT New Opportunities Fund

Objective: seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy Putnam Investment Management, Inc. ("Putnam Management") believes possess above-average long-term growth potential.

Fund objectives

Fund objectives for all funds except Putnam VT New Opportunities Fund can be changed only if holders of a majority of outstanding shares agree. The objective of Putnam VT New Opportunities Fund may be changed by the Trustees without shareholders, but as a matter of policy, the Trustees would not materially change the fund's objective without shareholder approval. Because fund investments are subject to the risk of changing economic conditions and the ability of the investment manager to anticipate such changes, there can be no guarantee that the investment objectives of a fund will be achieved.

Relationship between funds and subaccounts

Shares of each fund are sold to the appropriate subaccount at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and retained as an asset of the appropriate subaccount. Fund shares will be redeemed by the appropriate subaccount, without fee to the subaccount, to the extent necessary to make death benefit or other payments under the policy.

Currently, shares of the IDS Life Series Fund Portfolios are available to serve as the underlying investment for variable life insurance. Shares of the AIM V.I. Growth and Income Fund and Putnam VT New Opportunities Fund are available to serve as the underlying investment for variable life insurance contracts, variable annuities and qualified plans. In the future, shares of the IDS Life Series Fund Portfolios may be available to serve as the underlying investment for variable life insurance contracts, variable annuities and qualified plans. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts, variable annuity separate accounts and/or qualified plans to invest in the available funds simultaneously. Although IDS Life of New York and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between such policy owners, contract owners and qualified plans to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that separate funds should be established for variable life insurance, variable annuity and qualified plan separate accounts, the variable life insurance policyholders would not bear any expenses associated with establishing separate accounts.

IDS  Life  acts  as  the  investment  manager  and  American  Express  Financial
Corporation acts as the investment advisor for IDS Life Series Fund, Inc. American Express Trust Company acts as custodian of the IDS Life Series Fund, Inc.'s investments.


AIM Advisors, Inc. acts as the investment advisor for AIM V.I. Growth and Income Fund. Putnam Management acts as the investment manager for Putnam VT New Opportunities Fund.

The investment managers or advisors receive fees for their services as described under "Loads, fees and charges."

Detailed information about the funds, their investment objectives, policies and risks, may be found in the fund prospectuses.

Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

Ownership rules: The U.S. Treasury and the IRS have indicated they may provide additional guidance concerning how many subaccounts may be offered and how many exchanges among subaccounts may be allowed before the owner is considered to have investment control and thus is currently taxed on income earned within subaccount assets. We do not know at this time what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, to ensure that the owner will not be subject to current taxation as the owner of the subaccount assets.

Rates of return of the funds and subaccounts

This section presents rates of return, first for the funds and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. This section shows the actual rates of return for the six IDS Life Series Fund portfolios and subaccounts. This section shows hypothetical rates of return for the AIM V.I. Growth and Income Fund and Putnam VT New

Opportunities Fund until November 22, 1996 when the subaccounts began investing in those funds. After this date, the section shows actual rates of return. All charges and expenses mentioned in the section are explained fully under "Loads, fees and charges."

Rates of return of funds

In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable portfolio expenses (including the investment management fees and nonadvisory expenses) for the periods indicated. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. Moreover, these rates of return are not an estimate or guarantee of future performance.

Period ending [to be filed by amendment]

                                                                          10 years or
Fund                                          1 year  3 years  5 years    Since inception*
IDS Life Series Fund - Equity (Beta **)
IDS Life Series Fund - Income
IDS Life Series Fund - Money Market
IDS Life Series Fund - Managed (Beta **)
IDS Life Series Fund - Government Securities
IDS Life Series Fund - International Equity
AIM V.I. Growth and Income Fund
Putnam VT New Opportunities Fund

*IDS Life Series Fund - Equity, Income, Money Market, Managed and Government Securities Portfolios commenced operations on January 20, 1986. IDS Life Series Fund - International Equity Portfolio commenced operations on Oct. 28, 1994. AIM V.I. Growth and Income Fund and Putnam VT New Opportunities Fund each commenced operations on May 2, 1994.


**Beta is a volatility measure based on calculations of the fund's monthly returns compared to the S&P 500 Index. A beta less than 1 indicates performance that is less volatile than the market; a beta more than 1 indicates performance that is more volatile than the market.

Rates of return of subaccounts

Average annual rates of return in the following table reflect all charges incurred by the funds and charges against the subaccounts (including the mortality and expense risk charge). The rates do not reflect the premium expense charge, surrender charge or monthly deduction.

Period Ending [to be filed by amendment]

                                                                               10 years or
Subaccount                    Investment            1 year    3 years  5 years Since inception*
Equity                Equity
Income                Income
Money Market          Money Market
Managed               Managed
Government Securities Government Securities
International Equity  International Equity
YGI                   Growth and Income Fund
YNO                   New Opportunities Fund

*Equity, Income, Money Market, Managed and Government Securities subaccounts commenced on Aug. 31, 1987. International Equity subaccount each commenced operations on Oct. 28, 1994. YGI and YNO subaccounts each commenced operations on Nov. 22, 1996.


The fixed account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the fixed account and subaccounts").


The fixed account is the general investment account of IDS Life of New York. It includes all assets owned by IDS Life of New York other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life of New York has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life of New York guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4%, independent of the actual investment experience of the account. IDS Life of New York bears the full investment risk for amounts allocated to the fixed account.

IDS Life of New York is not obligated to credit interest at any rate higher than 4%, although we may do so at our sole discretion. Interest in excess of 4% will not be credited on any portion of policy value in the fixed account against which you have a policy loan outstanding.


Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940.

Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Purchasing your policy

Application


To apply for coverage, complete an application and send it with your premium payment to IDS Life of New York's home office. In your application, you:


     o select a specified amount of insurance;
     o select a death benefit option;
     o designate a beneficiary; and
     o state how premiums are to be allocated among the fixed account and/or the subaccounts.


Insurability: Before issuing your policy, IDS Life of New York requires satisfactory evidence of the insurability of the persons whose lives you propose to insure. Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individuals are insurable under our underwriting rules. Your application may be declined if a person fails to meet the underwriting requirements and any premiums you have paid will be returned.

Age limit: The policy is available only to persons age 35 and older. In addition, IDS Life of New York generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.


Risk classification: The risk classification for each insured is based on that insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction. (See "Loads, fees and charges" and "Optional insurance benefits.")

Other conditions: In addition to proving insurability, you and the insureds must also meet certain conditions, stated in the application form, before coverage will become effective and your policy is issued to you. The lives insured may be covered under the terms of a conditional insurance agreement prior to a policy being issued.


Incontestability: IDS Life of New York will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the lifetime of either insured for two years from the policy date, IDS Life of New York cannot contest the policy.

Right to examine policy


You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life of New York or your financial advisor, with a written request for cancellation, by the latest of:

     o the 10th day after you receive it
     o the 10th day after IDS Life of New York mails or personally delivers a written notice of withdrawal right
     o the 45th day after you sign your application.


On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Premiums

Payment of premiums:


In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that you pay the minimum initial premiums.

You may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by IDS Life of New York.) This premium schedule is shown in your policy.


The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-100 or the minimum initial premium period in effect.


You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.


Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-100 or the minimum initial premium period remain in effect.

Premium limitations:


You may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments.


No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life of New York can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.


Allocation of premiums:

Until the policy date, we hold all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees and charges.

Any amount allocated to a subaccount is converted into accumulation units of that subaccount, as explained under "Policy value." Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

Keeping the policy in force

This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that you understand them so the appropriate premium payments are made to ensure that insurance coverage meets your objectives.

If you wish to have a  guarantee  that the policy will remain in force until the
youngest   insured's   attained  insurance  age  100  regardless  of  investment
performance, you should pay at least the DBG-100 premiums.


If you wish to pay a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, you can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, you must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.


Death benefit guarantee to age 100

The DBG-100 provides that your policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

        the sum of premiums paid minus partial surrenders minus outstanding indebtedness equals or exceeds the DBG-100 premiums due since the policy date.

The DBG-100 premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-100 will terminate. If the DBG-100 is not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.


Minimum initial premium period

To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and 2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is

        4 years if the youngest insured's  insurance age is 20-29
        3 years if the youngest  insured's  insurance  age is  30-39
        2 years  if the  youngest insured's  insurance  age is  40-49
        1 year  if the  youngest  insured's insurance age is 50 and over

Grace period


If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither the DBG-100 nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

IDS Life of New York will mail a notice to your last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If we receive this premium before the end of the 61-day grace period, we will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.


If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes.") If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

Reinstatement


Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life of New York will require:


     o  a written request;


     o evidence satisfactory to IDS Life of New York that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;


     o payment of a premium that will keep the policy in force for at least three months;

     o payment of the monthly deductions that were not collected during the grace period; and

     o  payment or reinstatement of any indebtedness.


The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life of New York accepts your application for reinstatement. The suicide period (see "Proceeds payable upon death") will apply from the effective date of reinstatement. Surrender charges will also be reinstated.

IDS Life of New York will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.


Loads, fees and charges


Policy charges  compensate  IDS Life of New York for:
     o providing  the insurance benefits of the policy;
     o issuing the policy;
     o administering the policy;
     o assuming  certain risks in connection  with the policy;  and
     o distributing the policy.


Some of these charges are deducted from your premium payments. Others are deducted periodically from your policy value in the fixed account and/or subaccounts. You may also be assessed a charge if you surrender your policy or the policy lapses.

Premium expense charge

We deduct this charge from each premium payment. The amount remaining after the deduction, called the net premium, is credited to the account(s) you have selected. The premium expense charge has three parts:


Sales charge: 7.25% of all premiums paid. Partially compensates IDS Life of New York for expenses in distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature.

Premium tax charge: 1.0% of each premium payment. Compensates IDS Life of New York for paying taxes imposed by the State of New York on premiums received by insurance companies.

Federal tax charge: 1.25% of each premium payment. Compensates IDS Life of New York for paying Federal taxes resulting from the sale of the policy and is a reasonable charge in relation to IDS Life of New York's federal tax burden. IDS Life of New York reserves the right to change the amount of this charge if applicable federal law changes IDS Life of New York's federal tax burden subject to the approval of the Superintendent of Insurance.


Monthly deduction

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

     1. the cost of insurance for the policy month;
     2. the policy fee shown in your policy; and
     3. charges for any optional insurance benefits provided by rider for the policy month.

Each of the three components is explained below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% will be taken from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by written request.

Monthly deductions will be taken from the fixed account and the subaccounts on a pro rata basis if:

     o you do not specify the accounts from which the monthly deduction is to be taken; or
     o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.



If the cash surrender value of your policy is not enough to pay the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the DBG-100 or the minimum initial premium period is in effect. (See Death benefit guarantee to age 100, Minimum initial premium period;" also "Grace period" and "Reinstatement.")


Components of the monthly deduction:

1. Cost of insurance: the cost providing the death benefit under your policy.

The cost of insurance for a policy month is calculated as:

                              [a x (b - c)] + d
where:


(a) is the monthly cost of insurance rate based on each insureds insurance age, duration of coverage, sex and risk classification. Generally, the cost of insurance rate will increase as the attained insurance age of each insured increases.

Rates are set by IDS Life of New York, based on its expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same risk classification. However, rates will not exceed the Guaranteed Annual Maximum Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker Mortality Tables, Age Last Birthday.


(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life of New York's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%);

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee and any charges for optional riders;

(d) is any flat extra insurance charges assessed as a result of special underwriting considerations.


2. Policy fee: $30 per month for the first 15 policy years. This charge reimburses IDS Life of New York for expenses of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records; and of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $30 per month.

3. Optional insurance benefit charges: charges for any optional benefits added to the policy by rider. See "Optional insurance benefits."


Surrender charge


If you surrender your policy or the policy lapses during the first 15 policy years, a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life of New York for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.


Partial surrender fee

If you surrender part of the value of your policy, you will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of your policy.

Mortality and expense risk charge


This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life of New York for:

    o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

    o Expense risk -- the risk that the policy fee and the contingent deferred issue and administration expense charge (described above) may be insufficient to cover the cost of administering the policy.


Any profit from the mortality and expense risk charge would be available to IDS Life of New York for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the sales charge discussed earlier. Any further deficit will have to be made up from IDS Life of New York's general assets.


Fund expenses

The investment managers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses. IDS Life has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each of the IDS Life Series Fund Portfolios for these nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges, even though actual expenses on IDS Life Series Fund-Government Securities Portfolio ranged up to 0.18%, IDS Life Series Fund-Money Market
Portfolio  ranged  up to 0.23%  and IDS Life  Series  Fund-International  Equity
Portfolio ranged up to 0.37%. IDS Life reserves the right to discontinue limiting these nonadvisory expenses at 0.1%. However, its present intention is to continue the limit until the time that actual expenses are less than the limit. Other expenses for the year ended Dec. 31, 1996 were 0.09% for Putnam VT New Opportunities Fund. For AIM V.I. Growth and Income Fund other expenses (annualized) were 0.13% for the period ended Dec. 31, 1996.

The investment management fee is deducted from the IDS Life Series Fund - Equity, Income, Money Market, Managed, Government Securities, International Equity Portfolios and the Putnam VT New Opportunities Fund and AIM V.I. Growth and Income Fund daily.

The investment management fee equals, on an annual basis:


     o IDS Life Series Fund - Money Market Portfolio -- 0.5% of average daily net assets o Putnam VT New Opportunities Fund -- 0.63% of average daily net assets o AIM V.I. Growth and Income Fund -- 0.65% of average daily net assets o IDS Life Series Fund - Equity, Income, Managed and Government Securities


       Portfolios -- 0.7% of average daily net assets

     o IDS Life Series Fund - International Equity Portfolio -- 0.95% of average daily net assets


IDS Life of New York has entered into certain agreements under which it is compensated by the advisors and/or distributors of the AIM V.I. Growth and Income Fund and Putnam VT New Opportunities Fund for the administrative services it provides to these funds.

Other information on charges:

IDS Life of New York may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

     o the value on the previous monthly date; plus
     o net premiums allocated to the fixed account since the last monthly date; plus
     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
     o accrued interest on all of the above; minus
     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
     o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of your initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each subsequent valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
o net premiums received and allocated to the subaccount during the current valuation period; plus
o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
o any transfers from the subaccount including loan transfers during the current valuation period; minus
o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

(a) equals:

o  net asset value per share of the fund; plus

o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus

o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

o net asset value per share of the fund at the end of the preceding valuation period; plus

o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges," above.

Factors that affect subaccount accumulation units:

Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o additional purchase payments allocated to the subaccounts;
o transfers into or out of the  subaccount(s);
o partial  surrenders and partial  surrender fees;
o surrender charges; and/or o monthly deductions

Accumulation unit values may fluctuate due to:

o changes in underlying funds(s) net asset value;
o dividends distributed to the subaccount(s);
o capital gains or losses of underlying  funds;
o fund operating expenses; and/or o mortality and expense risk charges.

Proceeds payable upon death

We will pay a benefit to the beneficiary of the policy when the last surviving insured dies.

If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option you have selected, as described below, less any indebtedness.


On the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.


Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

    o the specified amount on the date of the last surviving insured's death; or

    o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Youngest insured's attained insurance age in the table below refers to the youngest life insured or the age such person would have reached.

                              Applicable percentage table


Youngest              Applicable            Youngest              Applicable
Insured's             percentage of         Insured's             percentage of
attained              policy                attained              policy
insurance             value                 insurance             value
age                                         age


40 or younger         250%                  61                    128%
        41            243                   62                    126
        42            236                   63                    124
        43            229                   64                    122
        44            222                   65                    120
        45            215                   66                    119
        46            209                   67                    118
        47            203                   68                    117
        48            197                   69                    116
        49            191                   70                    115

                              Applicable percentage table

Youngest              Applicable            Youngest              Applicable
Insured's             percentage of         Insured's             percentage of
attained              policy                attained              policy
insurance             value                 insurance             value
age                                         age

      50              185                   71                    113
      51              178                   72                    111
      52              171                   73                    109
      53              164                   74                    107
      54              157                   75-95                 105
      55              150                   96                    104
      56              146                   97                    103
      57              142                   98                    102
      58              138                   99                    101
      59              134                   100                   100
      60              130

The percentage is designed to ensure that the policy meets the provisions of Federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o the policy value plus the specified amount; or
     o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.(See table above.)

Examples:                         Option 1            Option 2

specified amount                  $1,000,000          $1,000,000
policy value                      $   50,000          $   50,000
death benefit                     $1,000,000          $1,050,000
policy value increases to         $   80,000          $   80,000
death benefit                     $1,000,000          $1,080,000
policy value decreases to         $   30,000          $   30,000
death benefit                     $1,000,000          $1,030,000


If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option 1. Under Option 1, the cost of insurance is lower because IDS Life of New York's net amount at risk is generally lower; for this reason, the monthly deduction is less, and a larger portion of your premiums and investment returns is retained in the policy value.


Change in death benefit option

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting specified amount would fall below the minimum specified amount shown in policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the monthly deduction because the cost of insurance charge depends on the specified amount. The charge for certain optional insurance benefits may also change. The surrender charge, however, will not be affected.

Changes in specified amount

Subject to certain limitations, you may make a written request to decrease the specified amount once each policy year after the first. Decreases in specified amount may have tax implications, discussed in the section "Modified endowment contracts" under "Federal taxes."

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum specified amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends on the specified amount.

     o Charges for certain optional insurance benefits may decrease.

     o The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

Increases: Increases in specified amount are not permitted. If you wish to purchase additional insurance, you should purchase an additional policy. Currently, we do not charge the policy fee for the additional policy.

Misstatement of age or sex

If an insured's age or sex has been misstated, the proceeds payable upon the last surviving insured's death will be:

o       the policy value on the date of death; plus
o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
o       the amount of any outstanding indebtedness on the date of death.

Suicide


If either of the insureds die by suicide within two years from the policy date, the only amount payable by us will be the premium paid, minus any indebtedness and partial surrenders. The policy will terminate as of the date of the first death by suicide. We will pay any amount payable to you, if living, otherwise to your estate.

You may purchase a new life insurance policy from us on the life of the surviving insured. You must request, in writing, the new policy no later than 60 days after the date of the first death by suicide. If you are not living, the request and purchase may be made by the surviving insured. The new policy must be an individual permanent plan of insurance we are then issuing. The initial death benefit of the new policy cannot exceed one half of the death benefit of this policy. The new policy will be issued using the rates in effect, the surviving insured's attained insurance age, and the risk classification as this policy for the surviving insured.



Beneficiary


Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life of New York, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the last surviving insured, the beneficiary will be you or your estate.


Transfers between the fixed account and subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if we receive your request before the close of business, we will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.


We may suspend or modify the transfer privilege at any time with the necessary approval of the SEC and the New York Superintendent of Insurance. Transfers involving the fixed account are subject to the restrictions below.

Fixed account transfer policies

o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange right.")

Minimum transfer amounts

From a subaccount to another subaccount or the fixed account:

For mail and phone transfers, $250 or the entire subaccount balance, whichever is less.

For automated transfers, $50.

From the fixed account to a subaccount: $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

For automated transfers, $50.

Maximum transfer amounts

From a subaccount to another subaccount or the fixed account: None.

From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

Maximum number of transfers per year


We reserve the right to limit transfers to twelve per policy year.

Two ways to request a transfer, loan or surrender

Provide  your  name,   policy  number,   Social   Security  Number  or  Taxpayer
Identification Number when you request a transfer, loan or partial surrender.

1  By letter


Regular mail:

IDS Life Insurance Company of New York
P.O. Box 5144
Albany, NY  12205

Express mail:

IDS Life Insurance Company of New York
20 Madison Ave. Extension
Albany, NY  12203

2 By phone

Call between 8 a.m. and 6 p.m. Eastern Time:
1-800-541-2251 (toll free) or
(518) 869-8613 (Albany area)


o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.


o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life of New York nor its affiliates will be liable for any loss resulting from fraudulent requests.

o Telephone transfers, loans and partial surrenders are automatically available. You may request that telephone transfers, loans and partial surrenders not be authorized from your account by writing IDS Life of New York.


Automated transfers

In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

o Minimum automated transfer: $50

o Frequency: monthly, quarterly, semiannually or annually

o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account, but can be transferred from only one account.

o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

o If your request is submitted with an application for a policy, it will not take effect until the policy is issued.

o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

Automated dollar-cost averaging

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

               Amount Accumulation   Number of units
Month   invested      unit value            purchased

Jan            $100           $20                   5.00
Feb            100            16                    6.25
Mar            100            9                     11.11
Apr            100            5                     20.00
May            100            7                     14.29
June           100            10                    10.00
July           100            15                    6.67
Aug            100            20                    5.00
Sept           100            17                    5.88
Oct            100            12                    8.33

(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low.

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Policy loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts" for address and phone numbers for your requests.) A loan request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year. After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.


Minimum loan: $500 or the remaining loan value, whichever is less.


Maximum loan:

     o 85% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of payments," under "Payment of policy proceeds").

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. We will credit the policy value loaned with 4% annual interest.

Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $50.

Overdue interest: If accrued interest is not paid when due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and policy value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolio(s).


A loan may terminate the DBG-100 or the minimum initial premium period. The loan amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.


Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. (See "Federal taxes.")

Policy surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts.") A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. We may require that you return your policy.

We will normally process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of policy proceeds.")

Total surrenders If you surrender your policy totally, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, fees and charges.") We will compute the value of each subaccount as of the end of the valuation period during which your request is received.

Partial surrenders After the first policy year, you may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) You will be charged a partial surrender fee, described under "Loads, fees and charges."


Allocation of partial surrenders  Unless you specify otherwise, IDS
Life of New York will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.


Effects of partial surrenders

o The policy value will be reduced by the amount of the partial surrender and fee.

o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

o A partial surrender may terminate the DBG-100 or the minimum initial premium period. The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-100 or the minimum initial premium period in effect.

o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.


Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds payable upon death.")


o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Taxes Upon surrender, you will generally be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal taxes.")

Exchange right

For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We will automatically credit all future premium payments to the fixed account unless you request a different allocation.

Such transfer will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

Optional insurance benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if certain requirements are met). More detailed information on these benefits are in your policy.

Four-Year Term Insurance Rider (FYT) FYT provides four-year term insurance. An additional death benefit is paid if both insureds die during the first four years of the policy.

Policy Split Option Rider (PSO) PSO permits a policy to be split into two individual permanent plans of life insurance then offered by IDS Life of New York for exchange, one on the life of each insured, upon the occurrence of a divorce of the insureds or certain changes in federal estate tax law. (See "Federal taxes.")

Payment of policy proceeds

Proceeds will be paid when:


        o you surrender the policy;
        o the last surviving insured dies; or
        o the youngest insured's attained insurance age 100.

All proceeds will be paid by check. We will compute the amount of the death benefit and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate not less than 4% per year on single sum death proceeds, from the date of the last surviving insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option). You will be charged a fee if you request express mail delivery.


Payment options:

During an insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary may also select a payment option, unless you say that he or she can't.) You decide how much of the proceeds will be placed under each option (minimum: $5,000). Any such amount will be transferred to IDS Life of New York's general account. Unless we agree otherwise, payments under all options must be made to a natural person.


You may also, by written request, change a prior choice of payment option or elect a payment option other than the three below, if we agree.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender as described in "Taxation of policy proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The remainder of the proceeds will be used to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. An owner's investment in the policy is described in "Taxation of policy proceeds." All payments made after the investment in the policy is fully recovered will be subject to tax. Amounts paid under Option B or Option C that are subject to tax may also be subject to an additional 10% penalty tax. (See "Penalty tax.")

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and thus are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax, and a portion of each payment will be considered a return of the beneficiary's investment in the policy. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment option. All payments made after the investment in the policy is fully recovered will be subject to tax.

Option A -- Interest payments We will pay interest on any proceeds placed under this option at a rate of 3% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain, or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

   Payment period               Monthly payment per $1,000
      (years)                           placed under Option B

        10                                        $9.61
        15                                         6.87
        20                                         5.51
        25                                         4.71
        30                                         4.18

Monthly amounts for other payment periods will be furnished at your request, free of charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years. The amount of each monthly payment per $1,000 placed under this option will be based on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee's last birthday) minus an adjustment as follows:

Calendar year of     Adjustment    Calendar year of      Adjustment
payee's birth                      payee's birth

Before 1920              0         1945-1949                  6
1920-1924                1         1950-1959                  7
1925-1929                2         1960-1969                  8
1930-1934                3         1970-1979                  9
1935-1939                4         1980-1989                 10
1940-1944                5         After 1989                11

The amount of each monthly payment per $1,000 placed under this option will not be less than amounts shown in the next table.

Monthly amounts for any adjusted age not shown will be furnished at your request, without charge.

Adjusted
  age                           Life income per $1,000 with
 payee                          payments guaranteed for
                    10 years              15 years                 20 years
                  Male    Female        Male      Female       Male     Female
  50            $4.22     $3.89        $4.17       $3.86       $4.08     $3.82
  55             4.62      4.22         4.53        4.18        4.39      4.11
  60             5.14      4.66         4.96        4.57        4.71      4.44
  65             5.81      5.22         5.46        5.05        5.02      4.79
  70             6.61      5.96         5.96        5.60        5.27      5.12
  75             7.49      6.89         6.38        6.14        5.42      5.35

Deferral of payments:

We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected); o the NYSE is closed (other than customary weekend and holiday closings);
o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.


Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 10 days, we will pay you interest on the amount surrendered at an annual rate of 4% for the period of postponement.


Federal taxes


The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life of New York's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as currently interpreted by the Internal Revenue Service (IRS); both the laws and their interpretation may change.


The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life of New York reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.


IDS Life of New York's tax status

IDS Life of New York is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of IDS Life of New York, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to IDS Life of New York, and therefore no charge is made against the subaccounts for federal income taxes. IDS Life of New York reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life of New York's tax status as we currently understand it.


Taxation of policy proceeds

The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid on the youngest insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan or assignment of policy value, or payment options may be subject to federal income tax as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount may also be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds            Taxable portion of pre-death proceeds

Full surrender:                      Amount received plus any
                                     indebtedness, minus your
                                     investment in the policy.*

Lapse                         Any outstanding indebtedness minus
                                     your investment in the policy.*

Partial surrenders            Lesser of:
(modified endowments):        the amount received or policy
                              value minus your investment in the policy.*

Policy loans and              Lesser of:
assignments                   the amount of the loan/assignment
(modified endowments):        or policy value minus your
                              investment in the policy.*

Partial surrenders            Generally, if the amount received
(other policies):             is greater than your investment in
                              the  policy,*  the amount in excess of your
                              investment is taxable.  However, during the
                              first 15 policy years,  a different  amount
                              may be  taxable  if the  partial  surrender
                              results   in  or  is   necessitated   by  a
                              reduction in benefits.

Policy loans and                     None
assignments
(other policies):

Payment options:              If proceeds of the policy will be
                              paid under one of the payment options,  see
                              the  "Payment   option"   section  for  tax
                              information.

* The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

Modified endowment contracts

In 1988, Congress created a new class of life insurance policies called "Modified Endowment Contracts," which are taxed differently from conventional life insurance contracts. Policies applied for, or materially changed, on or after June 21, 1988, are considered to be modified endowments if premiums paid in the first seven years of the policy, or the first seven years following a material change, exceed certain limits. (Also, any life insurance policy received in exchange for a modified endowment is itself a modified endowment.)

We have established procedures for monitoring whether a contract may become a modified endowment contract.

Modified endowment limits are calculated when the policy is issued, and are based on the benefits provided and on the risk classification of the insureds. They are later recalculated if certain reductions in benefits occur.

Reductions in benefits: When benefits are reduced, the limits are recalculated as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premium that can be paid without exceeding modified endowment limits. If premiums already paid exceed the recalculated limits, the policy becomes a modified endowment even if no further premiums are paid.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment, which are presumed to be taken in anticipation of that event.

Serial purchase of modified endowments: All modified endowments issued by the same insurer (or affiliated companies of the insurer) to the same owner during any calendar year are treated as one policy in determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, lapse, partial surrender, policy loan or assignment of policy value, or certain payment options may be subject to a 10% penalty tax unless:

   o           the distribution occurs after the owner attains age 59-1/2;
   o           the distribution is attributable to the owner becoming disabled
              (within the meaning of Code Section 72(m)(7);
               or
   o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

Other tax considerations


Policy Split Option Rider: The Policy Split Option Rider permits a policy to be split into two individual permanent plans of insurance then offered by IDS Life of New York for exchange, one on the life of each insured, upon the occurrence of a divorce of the insureds or certain changes in federal estate tax law. A policy split could have adverse tax consequences; for example, it is not clear whether a policy split will be treated as a nontaxable exchange under Sections 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. In addition, it is not clear whether, in all circumstances, the individual contracts that result from a policy split would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts. Before you exercise rights provided by the policy split option, it is important that you consult with a competent tax advisor regarding the possible consequences of a policy split.


Interest paid on policy loans: If the loan is used for personal purposes, such interest is not tax-deductible. Other rules apply if the loan is used for trade or business or investment purposes, or if the policy is owned by a business or a corporation.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds will also depend on the circumstances.

Qualified retirement plans: The policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing
Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.


IDS Life of New York

IDS Life is a stock life insurance company organized under the laws of the State of New York in 1972. Our address is 20 Madison Ave. Extension, Albany, NY 12203.

IDS Life of New York is licensed in New York and North Dakota, and it conducts a conventional life insurance business in the state of New York. All annuity contracts and insurance policies issued by IDS Life of New York, including the policy described in this prospectus, are non-participating.

Ownership

IDS Life of New York, a New York Corporation, is a wholly-owned subsidiary of IDS Life, a Minnesota Corporation, which is a wholly-owned subsidiary of American Express Financial Corporation (AEFC). AEFC, a Delaware Corporation, is a wholly-owned subsidiary of American Express Company.

State regulation

IDS Life of New York is subject to the laws of New York governing insurance companies and to regulation by the New York Department of Insurance. An annual statement in a prescribed form is filed with New York's Department of Insurance. IDS Life of New York's books and accounts are subject to review by the New York Department of Insurance at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.


Distribution of the policy



American Express Financial Advisors Inc., a registered broker/dealer and an affiliate of IDS Life of New York, is the sole distributor of the policy. IDS Life of New York pays its representatives a commission of up to 50% of the initial target premium (annualized) when the policy is sold, plus 2% of all premiums in excess of the target premium. IDS Life of New York also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

Legal proceedings

There are no material legal proceedings to which the variable account is a party or to which the assets of the variable account are subject. IDS Life of New York is engaged in various kinds of routine litigation that, in IDS Life of New York's judgment, are not of material importance in relation to its total assets. None of such litigation relates to the variable account.


Experts


The financial statements of IDS Life of New York at Dec. 31, 1996 and 1995, and for each of the three years in the period ended Dec. 31, 1996, and the individual and combined financial statements of the segregated asset subaccounts of IDS Life of New York Account 8 for Flexible Premium Variable Life Insurance, at Dec. 31, 1996, and for each of the three years in the period ended Dec. 31, 1996, except for the following subaccounts: YIT subaccount which is for each of the two years in the period ended Dec. 31, 1996 and the period Oct. 28, 1994 (commencement of operations) to Dec. 31, 1996, YGI and YNO subaccounts which are for the period Nov. 22, 1996 (commencement of operations) to Dec. 31, 1996, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


Actuarial matters included in the prospectus have been examined by Eugene C. Chen, Chief Actuary, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life of New York

Directors

John C. Boeder
Vice president, Mature Market Group, AEFC, since March 1994; president and chief operating officer, IDS Life of New York, from 1991 to 1994; vice president and chief operating officer, IDS Life of New York, from 1989 to 1991.

Roger C. Corea
Group vice president, Upstate New York, AEFA, since January 1995; vice president, Northeast Region, AEFA, from May 1987 to December 1994.

Charles A. Cuccinello
Retired since 1982; former senior vice president, American Express Company.

Robert R. Grew
Lawyer and Partner, Carter, Ledyard & Milburn, NYC, 1957 - present


Robert A. Hatton
Vice president and chief operating officer, IDS Life of New York since June 1994; special assignment/Project leader, AEFA, December 1992 to June 1994; manager/Analyst operations, AEFA, August 1989 to December 1992.

Richard W. Kling
President and chairman of the board, IDS Life of New York, since April 1994; director, IDS Life, since February 1984; President, IDS Life, since March 1994; executive vice president, Marketing and Products, IDS Life, from January 1988 to March 1994; senior vice president, Risk Management Products, AEFC, since May 1994; vice president, AEFC, from January 1988 to May 1994; director and president of IDS Life Series Fund, Inc.; chairman of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Edward Landes
Retired, former Development Consultants; director, IDS Life Series Fund Inc. since September 1985; member of the board of Managers of IDS Life Variable Annuity Funds A and B since October 1988. Director of IDS Life Insurance Company of New York; vice President of Financial YMCA Development, YMCA, since 1985.

Thomas V. Nicolosi
Director since October 1996; group vice president, AEFA, from January 1995 to present; field vice president, AEFA, from January 1988 to December 1994.

Stephen P. Norman
Secretary, American Express, since 1982.

Carl N. Platou
Retired since 1990; member of the board of directors, St. Thomas University, since 1990; chief financial officer, Fairview Hospital, from 1953 to 1990.

Gordon H. Ritz
President, Con Rad Broadcasting Corporation (Minneapolis), since 1975.

Richard M. Starr
Director since October 1996; managing counsel, American Express Company, since March 1995; senior counsel, American Express Company, from May 1992 to March 1995; counsel, American Express Company, from June 1989 to May 1992.

Michael R. Woodward
Senior vice president, Field Management, AEFC, since June 1991; region vice president, Atlantic Region, AEFC, from 1988 to June 1991.

Principal officers other than directors

Mario Alaia
Claims officer and assistant secretary since 1988.

Darrell C. Beckstrom
Underwriting officer since 1994; underwriting technical manager, IDS Life, since 1990; senior underwriter, IDS Life, from 1987 to 1992.

Eugene C. Chen
Chief actuary since November 1996; manager of Life Planning and Analysis, AEFA, from May 1995 to November 1996; senior staff actuary - Product Development Risk Management, IDS Life, from August 1992 to May 1995.

Darlene S. Farron
Treasurer since June 1996; financial project manager - Finance Department from September 1994 to June 1996; team leader of Premium, Investment and External Reporting - Finance Department from March 1988 to September 1994.

Donna M. Gaglione
Secretary since 1995; manager of Administrative Services since 1992; treasurer from 1985 to 1992.

Margaret M. Grogan, M.D.
Medical director since 1986.

Lorraine R. Hart
Investment officer since March 1992; vice president, Insurance Investments, IDS Life, since October 1989.

F. Dale Simmons
Vice president and assistant treasurer since 1994; vice president and senior portfolio manager, Insurance Investments, AEFC, since 1990.

William A. Stoltzmann
Counsel and assistant secretary since March 1990.

The officers, employees and sales force of IDS Life of New York are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the leading underwriter.

AIM Advisors, Inc. and Putnam Investment Management, Inc.

AIM Advisors, Inc.

A I M Advisors, Inc. ("AIM") was organized in 1976 and is headquartered in Houston, Texas. AIM is a wholly owned subsidiary of A I M Management Group Inc., an indirect subsidiary of AMVESCO plc, (formerly INVESCO plc). As of March 18, 1997, total assets advised or managed by AIM and its subsidiaries were approximately $68 billion.

Putnam Management

Putnam Management has been managing mutual funds since 1937. Today, the firm serves as the investment manager for the funds in the Putnam Family, with nearly $141 billion in assets under management in over 7 million shareholder accounts at December 31, 1996.

Other information

A registration statement has been filed with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. For further information concerning the policy, its separate account (the variable account) and IDS Life of New York, please refer to the registration statement, as amended, with exhibits.

Substitution of investments


If shares of any fund are unavailable for purchase by the appropriate subaccount or if, in the judgment of IDS Life of New York's management, further investment in such shares is no longer appropriate, shares of another registered, open-end management investment company may be substituted. IDS Life of New York also reserves the right to change the funds in which the subaccounts invest and to create new subaccounts that invest in additional funds.

In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC or state insurance departments. IDS Life of New York will notify owners within five days of any substitution or change.


Voting rights

All shares issued by the fund are the same class (kind) -- capital stock. They are fully paid and nonassessable and can be redeemed or transferred. They can be issued as full shares or fractions. All shares have equal voting rights; a fraction of a share has the same kind of rights and privileges as a full share.

Each of the funds issues its own series of common stock. The shares of each fund represent an interest only in that fund's assets (and profits or losses) and in the event of liquidation, each share of a fund would have the same rights to dividends and assets as every other share of that fund.

Each share of a fund has one vote. On some issues, such as election of directors of IDS Life Series Fund, all shares of the IDS Life Series Fund Portfolios vote together as one series. When electing directors, all shares of IDS Life Series Fund Portfolios have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.


IDS Life of New York is the owner of all fund shares and as such holds all voting rights. However, IDS Life of New York will vote the shares of each fund in accordance with instructions received from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which instructions are received. Fund shares that are not otherwise attributable to owners will also be voted by IDS Life of New York in the same proportion as those shares in that subaccount for which instructions are received.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life of New York, but not more than 60 days before the meeting of the fund.


Fractional votes are counted. You will receive notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.


If required by state insurance officials, IDS Life of New York may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. In addition, IDS Life of New York itself may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more of the funds, if IDS Life of New York reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life of New York does disregard voting instructions, it will, in its next report to owners, advise them of that action and the reasons for it.

Reports


At least once a year IDS Life of New York will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.


Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both nonsmokers, if:

     o the annual rate of return of the fund is 0%, 6% or 12%.

     o the cost of insurance rates are current rates or guaranteed rates.

Any such illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

Upon request, you will be furnished with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole, but differed across individual funds.

Insureds: assumed to be a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: A $15,000 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

o the daily investment management fee paid by the funds, assumed to be equivalent to an annual rate of 0.7% of the fund's aggregate average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
o a nonadvisory expense charge paid by the funds, assumed to be equivalent to an annual rate of 0.1% of each funds aggregate average daily net assets for direct expenses incurred by the fund.

The nonadvisory expense charge for the IDS Life Series Fund is capped by IDS Life at 0.1%, even though actual expenses on IDS Life Series Fund-Government Securities Portfolio ranged up to 0.18%, IDS Life Series-Money Market Portfolio ranged up to 0.23% and IDS Life Series Fund-International Equity Portfolio ranged up to 0.37%. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less. Other expenses for the year ended Dec. 31, 1996 were 0.09% for Putnam VT New Opportunities Fund. For AIM V.I. Growth and Income Fund other expenses (annualized) were 0.13% for the period ended Dec. 31, 1996.

(After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.69%, 4.21% and 10.11%, respectively.)


Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If such a charge is taken in the future, the funds will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration

Initial specified amount $1,000,000            Male -    Insurance age 55 - Nonsmoker          Current costs assumed
Death benefit Option 1                       Female -    Insurance age 55 - Nonsmoker          annual premium $15,000
               Premium           Death benefit (1)(2)           Policy value (1)(2)            Cash surrender value (1)(2)
               accumulated       assuming hypothetical gross    assuming hypothetical gross    assuming hypothetical gross
End of         with annual       annual investment return of    annual investment return of    annual investment return of
policy         interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30
    35
    40
    45

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration

Initial specified amount $1,000,000            Male -    Insurance age 55 - Nonsmoker              Current costs assumed
Death benefit Option 1                                Female - Insurance age 55 - Nonsmoker        annual premium $15,000
              Premium           Death benefit (1)(2)           Policy value (1)(2)                 Cash surrender value (1)(2)
              accumulated       assuming hypothetical gross    assuming hypothetical gross         assuming hypothetical gross
End of        with annual       annual investment return of    annual investment return of         annual investment return of
policy        interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30
    35
    40
    45

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration

Initial specified amount $1,000,000            Male   -    Insurance age 55 - Nonsmoker              Current costs assumed
Death benefit Option 1                         Female -    Insurance age 55 - Nonsmoker              annual premium $15,000
              Premium           Death benefit (1)(2)                  Policy value (1)(2)            Cash surrender value (1)(2)
              accumulated       assuming hypothetical gross           assuming hypothetical gross    assuming hypothetical gross
End of        with annual       annual investment return of           annual investment return of    annual investment return of
policy        interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30
    35
    40
    45

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration

Initial specified amount $1,000,000            Male -    Insurance age 55 - Nonsmoker              Current costs assumed
Death benefit Option 1                       Female -    Insurance age 55 - Nonsmoker              annual premium $15,000
              Premium           Death benefit (1)(2)           Policy value (1)(2)                 Cash surrender value (1)(2)
              accumulated       assuming hypothetical gross    assuming hypothetical gross         assuming hypothetical gross
End of        with annual       annual investment return of    annual investment return of         annual investment return of
policy        interest
year       at 5%          0%           6%          12%         0%        6%        12%          0%        6%        12%
     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30
    35
    40
    45

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

         PART II

         UNDERTAKINGS TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

         RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company of New York provide that:

To the extent permitted and in the manner prescribed by law, the Corporation shall indemnify any person made, or threatened to be made, a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he, his testator or intestate, is or was Director or officer of the Corporation or of any other corporation of any type or kind, domestic or foreign, which he served in any capacity at the request of the Corporation, against judgments, fines, amounts paid in settlement and reasonable expenses (which the Corporation may advance), including attorney's fees, actually and necessarily incurred as a result of such action, suit or proceeding, or any appeal therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     REPRESENTATION PURSUANT TO SECTION 205 OF THE NATIONAL SECURITIES MARKET IMPROVEMENT ACT OF 1996

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                REPRESENTATIONS PURSUANT TO RULE 6e-3 (T)

This filing is made pursuant to Rule 6c-3 and 6e-3 (T) under the Investment Company Act of 1940.

                                  CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 54 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2 to the Registration Statement.

        (1) Resolution of Board of Directors of IDS Life of New York authorizing the Trust, adopted September 12, 1985, filed as Exhibit 1.A.(1) to Registrant's Form N-8B-2 with Port-Effective Amendment No. 11 ,File No. 33-15290 is incorporated herein by reference.

        (2) Not applicable.

        (3)   (a)   Not applicable.

              (b)   (1)  Form of Explanation of New York Sales Agreement*

                    (2) Form of Personal Financial Planner's Agreement with IDS Financial Services Inc.*

                    (3) Form of Personal Financial Planner's Agreement with IDS Life Insurance Company of New York*

                    (4) Form of Field Trainer's Rider to Personal Financial Planner's Agreement.*

                    (5) Form of District Manager's Rider to Personal Financial Planner's Agreement.*

                    (6) Form of New York District Manager - Insurance Rider to Personal Financial Planner Agreement.*

                    (7) Form of Division Manager's Agreement with IDS Financial Services Inc.*

                    (8) Form of New York Division Manager - Insurance Rider to Division Manager's Agreement with IDS Financial Services Inc.*

                    (9) Form of Field President Agreement with American Express Financial Advisors Inc.**

                   (10) Form of Recruiting and Training Manager License Agreement with IDS Life Insurance Company of New York.**

                   (11) Form of Group Vice President Agreement with American Express Financial Advisors Inc.**

                   (12) Form of IDS Paraplanner License Agreement with IDS Life Insurance Company of New York.**

                   (13)  Form of  Variable  Annuity  and Life
                         Insurance  Distribution Agreement is
                         filed electronically herewith.

                        (c) Schedules of Sales Commissions to be filed by Amendment.

(4)   Not applicable.

(5)   Flexible Premium Survivorship Variable Life Insurance Policy.**

(6) (a) Certificate of Incorporation of IDS Life Insurance Company of New York, dated July 23, 1957.*

    (b)  Amended By-Laws of IDS Life Insurance Company of New York.*

(7) Not applicable.

(8)(a) Form of Investment Management and Services Agreement dated
       December 17, 1985, between IDS Life of New York and IDS Life of New York Series Fund, Inc.*

   (b) Form of Investment Advisory Agreement dated July 11, 1984, between IDS Life of New York and IDS Financial Services Inc. relating to the Variable Account.*

   (c) Addendum to Investment Management and Services Agreement is filed electronically herewith.

   (d) Addendum to Investment Advisory Agreement is filed electronically herewith.

(9)  None.

(10) (a) Application form for the Flexible Premium Survivorship
         Variable Life Insurance Policy.**

     (b) Application form for Life and Disability Income Insurance.**

(11) IDS Life Insurance Company of New York's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies is filed electronically herewith.

B.       (1)  Not applicable.

         (2)  Not applicable.

C.            Not applicable.

2. Opinion and consent of counsel as to the legality of the securities registered is filed electronically herewith.

3. No financial statement will be omitted from the prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.       Not applicable.

5.       Financial Data Schedule is not applicable at this time.

6. Actuarial Opinion in support of the 1.25% federal tax charge to be filed by amendment.

7.       Opinion of the Chief Actuary will be filed by amendment.

8.       Written consent of the Chief Actuary will be filed by amendment.

9.       Written consent of Ernst & Young LLP will be filed by amendment.

10. Directors' Power of Attorney dated March 12, 1997, is filed electronically herewith.

* All of these exhibits are incorporated by reference to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.

** All of these exhibits are incorporated by reference to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

                                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company of New York, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 12th day of December, 1997.

                                IDS Life of New York Account 8
                                                  (Registrant)
                     By IDS Life Insurance Company of New York
                                                     (Sponsor)

                                          By /s/   Richard W. Kling*
                                                   Richard W. Kling, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following Officers and Directors of IDS Life Insurance Company of New York in the capacities indicated on the 12th day of December, 1997:

Signature                                              Title

/s/      Richard W. Kling*                             Director, Chairman of the Board and President
         Richard W. Kling

/s/      John C. Boeder*                               Director
         John C. Boeder

/s/      Roger C. Corea*                               Director
         Roger C. Corea

/s/      Charles A. Cuccinello*                        Director
         Charles A. Cuccinello

/s/      Darlene S. Farron*                            Treasurer
         Darlene S. Farron

/s/      Robert A. Hatton*                             Director, Vice President and Chief Operating Officer
         Robert A. Hatton

/s/      Edward Landes*                                Director
         Edward Landes

/s/      Thomas V. Nicolosi*                           Director
         Thomas V. Nicolosi

/s/      Stephen P. Norman*                            Director
         Stephen P. Norman

/s/      Carl N. Platou*                               Director
         Carl N. Platou


Signature                                              Title

/s/      Gordon H. Ritz*                               Director
         Gordon H. Ritz

/s/      Richard M. Starr*                             Director
         Richard M. Starr

/s/      Michael R. Woodward*                          Director
         Michael R. Woodward

*Signed pursuant to Power of Attorney dated March 12, 1997 and is filed electronically as Exhibit No. 10 to this Registration Statement.

By:


---------------------------------
Mary Ellyn Minenko